UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                      to

Commission File No. 001-16427

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Certegy Inc. 401(k) Plan.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Certegy Inc., 11720 Amber Park Drive, Alpharetta, Georgia 30004.

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule
Schedule of Assets (Held at End of Year)
SIGNATURES
EX-23.1 CONSENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Certegy Inc. 401(k) Plan

As of December 31, 2003 and 2002

with Report of Independent Registered Public Accounting Firm

Certegy Inc. 401(k) Plan

Audited Financial Statements

and Supplemental Schedule

As of December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Certegy Inc. Group Plans Committee

Certegy Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Certegy Inc. 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

Atlanta, Georgia

June 8, 2004

Certegy Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value	$58,933,560	$48,112,295
Receivables:
Employer contributions	1,469,308	511,466
Other	—	820

Total receivables	1,469,308	512,286

Total assets	60,402,868	48,624,581

Net assets available for benefits	$60,402,868	$48,624,581

See accompanying notes.

Certegy Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions
Investment income:
Interest and dividends	$507,998
Net appreciation in fair value of investments	8,956,999

Total investment income	9,464,997
Contributions:
Participant	5,583,247
Employer	1,469,308
Rollovers from qualified plans	407,236

Total contributions	7,459,791

Total additions	16,924,788
Deductions
Distributions to participants	(5,141,322)
Administrative expenses	(5,179)

Total deductions	(5,146,501)

Net increase	11,778,287
Net assets available for benefits:
Beginning of year	48,624,581

End of year	$60,402,868

See accompanying notes.

Certegy Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

General

The following brief description of the Certegy Inc. 401(k) Plan (the “Plan”) is provided for informational purposes only. Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan, which became effective July 3, 2001, and is subject to the Employee Retirement Income Security Act of 1974, as amended. Generally, all U.S. salaried employees of Certegy and its participating subsidiaries are eligible to participate in the Plan upon hire.

Contributions

Each participant may make basic contributions from 1% to 2% of his/her total salary (base salary only for highly compensated employees) through payroll deductions on a pretax or an after-tax basis. The Company will match 100% of the first 2% of salary contributed by participants during the Plan year. Participants may also make contributions of the next 3% to 6% of total salary, as defined (“plus contributions”). The Company match on plus contributions is discretionary. The Company elected not to make any contributions relative to plus contributions in 2003. In addition, each non-highly compensated participant may elect to make supplemental contributions of 7% to 20% of gross pay on a pretax or an after-tax basis through payroll deductions, subject to certain limits. Supplemental contributions are not matched.

Matching contributions are net of any in-service after-tax withdrawals, lump-sum cash contributions, and roll-over contributions. Employer contributions for a Plan year may not exceed the maximum amount which, together with employer contributions to the Certegy Inc. U.S.

Certegy Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

Retirement Income Plan, is deductible under the Internal Revenue Code (the “Code”) or such other federal income tax statutory provision as may be applicable. In addition, a participant must be actively employed by the Company on December 31 to receive the matching contribution for that Plan year, unless termination prior to December 31 is due to retirement, disability or death, or a participant is age 65 or older upon termination. Matching contributions are automatically invested in the Certegy Stock Fund (“CSF”). However, once the initial contribution is made, the participant may transfer all or a part of the match from the CSF to any of the available investment options.

Contributions may be funded by the Company during the year and held as unallocated funds until contributions are determined as of the end of the Plan year. Earnings on these deposits are accumulated and may be used to reduce the total cash required for the Company contribution. The required Company match for 2003 of $1,469,308 was funded in early 2004. The required Company match for 2002 was approximately $1,386,700. At December 31, 2002, unallocated contributions totaled approximately $875,300, which included approximately $420,056 of losses. To meet the required contribution, the Company funded approximately $481,200 in early 2003, along with a $30,200 increase of market value in the unallocated account for the beginning of 2003.

Vesting

Participants’ and Company contributions and earnings on contributions are at all times vested with those participants upon allocation.

Administration

During 2003, the trustee of the Plan was changed from Fidelity Management Trust Company to SunTrust Banks, Inc. (“Trustee”). Financial Administrative Services Corporation (“FASCorp”) performs participant record keeping and other administrative duties for the Plan. The Certegy Inc. Group Plans Committee is appointed by the Company’s board of directors and oversees the Plan’s operations.

Certegy Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment Options

Participants may direct their elective deferrals in and among various investment options. Participants may change their investment elections and transfer money between investment options on a daily basis. The investment options consist of publicly traded mutual funds, including various mutual funds managed by affiliates of the Trustee, as well as two collective trusts. In addition, participants may elect to invest their contributions in the Company’s common stock through a unitized fund, which includes an investment in a money market fund for liquidity purposes. The balances for participants who previously invested in shares of Equifax common stock under the Equifax 401(k) Plan were transferred into the Frozen Equifax Stock Fund to which no further contributions can be made.

Benefits

Withdrawals from participant accounts may be made only for the following reasons: termination of employment, financial hardship, retirement, death, disability, or attainment of age 59½. Upon occurrence of one of these events and upon election of the participant, the Plan will distribute to the participant a portion of the entire participant’s account balance as specified in the Plan document. This lump-sum distribution is payable in cash, Company common stock, or a combination of the two at the participant’s election.

If a participant’s account balance is less than $5,000 upon retirement or termination, a distribution of the participant’s account will be made automatically.

The after-tax portion of a participant’s account balance is available for withdrawal at any time. In-service withdrawals of the Company-matching portion of a participant’s account are not allowed.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s share of the Plan’s earnings (losses), Company contributions, and the participant’s contributions. Allocations of earnings (losses) are based on relative account balances and investment elections, as defined.

Certegy Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Loans to Participants

The Plan permits loans to be made to participants. Only one loan is permitted at a time, and the minimum loan amount is $1,000. Loans may generally be taken for up to 50% of a participant’s account balance but not exceeding $50,000. Loans are generally repaid through payroll deductions with a 5-year maximum limit, except for loans for home purchases which may have terms up to 15 years. Interest rates are set at the date of the loan at a rate equal to prime plus 1% on the first day of the calendar quarter in which the loan is taken. Loan fees for setup and maintenance are paid by the participant.

Plan Termination

Although the Company intends for the Plan to be permanent, the Plan provides that the Company has the right to discontinue contributions or terminate the Plan at any time. If the Plan is terminated, the Trustee will determine as of the termination date the value of the account balance of each participant, former participant, and beneficiary. The Trustee will then make a distribution in a time and manner solely determined by the Board of Directors of the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certegy Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

The Plan provides that all administrative expenses are paid by the Plan. However, the Company may, in its sole discretion, choose to pay all or part of these expenses. Accordingly, the Company paid certain expenses in 2003.

Valuation of Plan Investments

Investments of the Plan, except the Managed Income Portfolio, are carried at fair value as determined by quoted market prices. Participant loans are recorded at the principal amount outstanding plus accrued interest, which approximates fair value.

The Managed Income Portfolio is a collective trust that invests in guaranteed investment contracts and synthetic investment contracts and is valued at estimated fair value as determined by the Trustee.

Certegy Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2003 and 2002 are as follows:

	December 31
	2003	2002
Certegy Inc. Common Stock	$12,895,022	$10,691,795
Equifax Inc. Common Stock	7,433,577	9,110,449
Spartan® U.S. Equity Index Fund	—	4,738,498
Fidelity Retirement Government Money Market Portfolio	—	4,842,926
Fidelity Asset Manager: Growth Fidelity Low-Priced Stock Fund	— —	2,799,643 2,536,359
SunTrust Retirement-500 Index FD Class-BSU-50B	6,394,887	—
STI Classic Prime Quality Money Market TSU-PMM	4,895,463	—
STI Classic Life Vision Growth & Inc, T	3,759,037	—
STI Classic Small Cap Value Equity FD, TSU-SCE	3,589,026	—
SunTrust Retirement Stable Asset Fund	3,181,607	—
Goldman Sachs Mid-Value Fund-A	3,020,614	—

The net appreciation in the fair value of investments, as determined by quoted market prices, for the year ended December 31, 2003 follows:

Common stock:
Certegy Inc.	$3,534,226
Equifax Inc.	406,560
Registered investment companies	4,258,036
Common/Collective Trust Funds	758,177

$8,956,999

Certegy Inc. 401(k) Plan

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 26, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Related-Party Transactions

All transactions in the Certegy common stock held within the CSF are related-party transactions. The Plan held 366,806 and 435,511 shares of Certegy common stock, valued at $12,895,022 and $10,691,795 at December 31, 2003 and 2002, respectively.

6. Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Subsequent Events

In March 2004 the Company acquired Crittson Financial Services LLC and Game Financial Corporation. The Company has not determined the effect of these transactions on the Plan.

Supplemental Schedule

Certegy Inc. 401(k) Plan

EIN: 58-2606325 Plan Number: 004

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Certegy Inc.	Common stock, 366,806 shares	(1)	12,895,022

	Equifax Inc.	Common stock, 285,098 shares	(1)	7,433,577

	Common/Collective Trust Funds:

*	SunTrust Investments	SunTrust Retirement Stable Asset Fund, 94,163 shares	(1)	3,181,607

*	SunTrust Investments	SunTrust Retirement 500 Index FD Class BSU-50B, 774,000	(1)	6,394,887

	Money Market Funds:

*	SunTrust Investments	STI Classic Prime Quality Money Market TSU-PMM, 4,895,463 shares	(1)	4,895,463

	Shares of registered investment Companies:

	MFS Funds	MFS Massachusetts Investors Growth Fund, 133,667 shares	(1)	1,513,106

	Putnam Funds	Putnam International Equity Fund-A, 29,861 shares	(1)	616,925

	Templeton Funds	Templeton Foreign Fund, 53,245 shares	(1)	566,529

	Goldman Sachs	Goldman Sachs MID Value Fund-A, 105,468 shares	(1)	3,020,614

*	SunTrust Investments	STI Classic Small Cap Value Equity FD, TSU-SCE, 205,793 shares	(1)	3,589,026

*	SunTrust Investments	STI Classic Life Vision Aggressive GWTH TSU-LVM, 21,473 shares	(1)	215,588

*	SunTrust Investments	STI Classic Life Vision Moderate GRTH, TSU-LVB, 223,152 shares	(1)	2,231,519

*	SunTrust Investments	STI Classic US Government Securities, T, 39,594 shares	(1)	417,721

12

Certegy Inc. 401(k) Plan

EIN: 58-2606325 Plan Number: 004

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) (continued)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	MFS Funds	MFS New Discovery Fund, 20,136 shares	(1)	309,091

	T. Rowe Price	T. Rowe Price MID-CAP Growth Fund-R, 39,711 shares	(1)	1,693,673

	AllianceBernstein Funds	AllianceBernstein Growth & Income Fund, 297,235 shares	(1)	1,004,654

*	SunTrust Investments	STI Classic Capital Appreciation Fund, TSU-CG, 81,052 shares	(1)	985,596

*	SunTrust Investments	STI Classic Life Vision Growth & INC, T, 353,625 shares	(1)	3,759,037

	MFS Funds	MFS Research Bond Fund, 297,235 shares	(1)	2,935,771

	Participant loans	Varying maturities and interest rates from 5% to 10.5%		1,274,154

				$58,933,560

*	Represents a party-in-interest.

(1)	Cost information has not been included in column (d) because investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned duly authorized officer.

Date: June 24, 2004	CERTEGY INC. 401(K) PLAN

/s/ RICHARD D. GAPEN
Richard D. Gapen
Representative of the Group Plans Committee of Certegy Inc., Sponsor and Administrator of the Plan

EXHIBIT INDEX

Exhibit No.

23.1	Consent of the Independent Registered Public Accounting Firm